 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated October 31, 2017, announcing the Company's financial results for the three months ended September 30, 2017.

The information contained in this Report on Form 6-K, except for the commentary of the Company's Chief Executive Officer and the section entitled "Global Maritime Forum" contained in Exhibit 99.1, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-210849) that was filed with the U.S. Securities and Exchange Commission effective April 21, 2016.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: November 2, 2017

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated information Tuesday 31 October 2017 – 8 a.m. CET ___________________________________________________

EURONAV ANNOUNCES THIRD QUARTER RESULTS 2017
HIGHLIGHTS

•	Challenging freight market throughout quarter – toughest since Q3 2013
•	Oversupply of tonnage and new vessel deliveries the key drivers
•	Full listing of USD 150 million unsecured bond on Oslo Stock Exchange in October
•	Euronav founding partner of Global Maritime Forum, an important platform for the maritime spectrum - launched in September

ANTWERP, Belgium, 31 October 2017 – Euronav NV (NYSE: EURN & Euronext: EURN) ("Euronav" or the "Company") today reported its non-audited financial results for the three months ended 30 September 2017.

Paddy Rodgers, CEO of Euronav said: "Freight rates remained under sustained pressure in both the VLCC and Suezmax sectors during Q3 – particularly in August as seasonally low levels of cargo and new tonnage entering the market combined to drive rates to lowest levels since 2013. Whilst there has been an encouraging recent uptick in scrapping activity and crude demand growth continued to see upgrades during the quarter, the delivery schedule of new vessels remains elevated into late 2018. Euronav retains substantial balance sheet capacity and fixed income visibility to navigate through such a period of lower freight rates and/or to take advantage of expansion opportunities."

PRESS RELEASE Regulated information Tuesday 31 October 2017 – 8 a.m. CET ___________________________________________________

The most important key figures (unaudited) are:

(in thousands of USD)	First Semester 2017	Third Quarter 2017	Year-to-Date 2017	Year-to-Date 2016

Revenue	290,591	104,799	395,390	537,984
Other operating income	2,775	1,107	3,882	5,533

Voyage expenses and commissions	(32,283)	(15,495)	(47,778)	(43,077)
Vessel operating expenses	(78,488)	(37,987)	(116,475)	(122,838)
Charter hire expenses	(15,485)	(7,844)	(23,329)	(14,794)
General and administrative expenses	(22,351)	(10,781)	(33,132)	(32,634)
Net gain (loss) on disposal of tangible assets	(21,007)	−	(21,007)	13,819
Net gain (loss) on disposal of investments in equity accounted investees	−	−	−	(24,150)
Depreciation	(115,573)	(57,872)	(173,445)	(168,585)

Net finance expenses	(19,641)	(11,763)	(31,404)	(28,753)
Share of profit (loss) of equity accounted investees	21,024	7,005	28,029	31,558
Result before taxation	9,562	(28,831)	(19,269)	154,063

Tax benefit (expense)	526	771	1,297	(301)
Profit (loss) for the period	10,088	(28,060)	(17,972)	153,762

Attributable to: Owners of the company	10,088	(28,060)	(17,972)	153,762

The contribution to the result is as follows:

(in thousands of USD)	First Semester 2017	Third Quarter 2017	Year-to-Date 2017	Year-to-Date 2016

Tankers	(10,921)	(35,063)	(45,984)	127,694
FSO	21,009	7,003	28,012	26,068
Result after taxation	10,088	(28,060)	(17,972)	153,762

Information per share:

(in USD per share)	First Semester 2017	Third Quarter 2017	Year-to-Date 2017	Year-to-Date 2016

Weighted average number of shares (basic) *	158,166,534	158,166,534	158,166,534	158,294,412
Result after taxation	0.06	(0.18)	(0.11)	0.97

* The number of shares issued on 30 September 2017 is 159,208,949.

PRESS RELEASE Regulated information Tuesday 31 October 2017 – 8 a.m. CET ___________________________________________________

EBITDA reconciliation (unaudited):

(in thousands of USD)	First Semester 2017	Third Quarter 2017	Year-to-Date 2017	Year-to-Date 2016

Profit (loss) for the period	10,088	(28,060)	(17,972)	153,762
+ Depreciation	115,573	57,872	173,445	168,585
+ Net finance expenses	19,641	11,763	31,404	28,753
+ Tax expense (benefit)	(526)	(771)	(1,297)	301
EBITDA	144,776	40,804	185,580	351,401

+ Depreciation equity accounted investees	8,961	4,555	13,516	18,998
+ Net finance expenses equity accounted investees	643	200	843	2,691
+ Tax expense (benefit) equity accounted investees	(2,564)	687	(1,877)	116

Proportionate EBITDA	151,816	46,246	198,062	373,206

Proportionate EBITDA per share:

(in USD per share)	First Semester 2017	Third Quarter 2017	Year-to-Date 2017	Year-to-Date 2016

Weighted average number of shares (basic) *	158,166,534	158,166,534	158,166,534	158,294,412
Proportionate EBITDA	0.96	0.29	1.25	2.36

All figures have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards) and have not been audited nor reviewed by the statutory auditor.

For the third quarter of 2017, the Company had a net loss of USD (28.1) million (third quarter 2016: net profit of USD 0.1 million) or USD (0.18) per share (third quarter 2016: USD 0.0 per share). Proportionate EBITDA (a non-IFRS measure) for the same period was USD 46.2 million (third quarter 2016: USD 74.6 million).

The average daily time charter equivalent rates (TCE, a non IFRS-measure) can be summarized as follows:

In USD per day	Third quarter 2017	Third quarter 2016
VLCC
Average spot rate (in TI pool)	18,875	27,100
Average time charter rate*	39,875	41,480
SUEZMAX
Average spot rate**	15,670	19,045
Average time charter rate*	21,210	21,575
*Including profit share where applicable
** Excluding technical offhire days

PRESS RELEASE Regulated information Tuesday 31 October 2017 – 8 a.m. CET ___________________________________________________

FINANCING

During the third quarter, the Company repaid all outstanding debt and associated liabilities (USD 30.2 million) on the FSO joint ventures at the conclusion of the original contract. The FSOs are now debt-free.

Also, there were stage payments (USD 12.5 million) associated with the construction of four Suezmax vessels at the Hyundai shipyards in South Korea and due for delivery during 2018. These vessel orders were accompanied by four seven-year time charter contracts.

The Company retained around USD 735 million of liquidity as at the end of September 2017.

The USD 150 million unsecured bond launched earlier this year in May was listed on the Oslo Stock Exchange on 23 October 2017. This initial entry into debt capital markets reflects a desire to diversify our funding structure. The issuer of the bonds has chosen Norway as its home state for the purposes of the EU Transparency Directive as incorporated into the EEA Agreement. The prospectus for the issue is now posted on the Company website: www.euronav.com.

GLOBAL MARITIME FORUM
Last September the Global Maritime Forum was launched with Euronav as one of the fourteen founding partners. Global Maritime Forum is a new platform that strives to shape the future of global seaborne trade. The platform consists of high-level leaders from the entire maritime spectrum and aims to effect positive long-term change for the industry and for society. More information can be found on their website: www.globalmaritimeforum.org.
TANKER MARKET

The challenging freight market during the third quarter came despite some encouraging signs with active scrapping of vessels returning (nine VLCCs scrapped plus one removed from fleet for FPSO project; six Suezmax scrapped during the third quarter) incentivized by a steel price at near three-year highs. This was supported by continued upgrades to crude oil demand with the IEA raising its forecast for 2017 from 1.2 mbpd to 1.6 mbpd over the course of the third quarter and U.S. crude exports again making further progress to record on average 933k bpd for the third quarter.

However, the VLCC order book continued to expand with thirteen new orders placed during the third quarter largely outpacing this re-emergence of sector discipline in scrapping. The expected seasonal low level of cargoes during the third quarter combined with thirteen new VLCC and fifteen new Suezmax deliveries during the quarter drove freight rates to low levels not seen since the third quarter of 2013 and approaching operating cost break-even levels.

PRESS RELEASE Regulated information Tuesday 31 October 2017 – 8 a.m. CET ___________________________________________________

OPEC production cuts have recently been accompanied by more assertive and selective crude export reductions. Combining potential extension of production cuts to the end of 2018 and the recent rise in geopolitical concerns in specific oil producing regions (Kurdistan, Nigeria and Libya), could provide negative headwinds to ongoing crude oil supply.

OUTLOOK

The outlook remains mixed. In August we stated that the sector is now entering a new phase of the cycle with stabilized prices for modern assets but uncertainty over, and pressure upon, freight rates. This remains the case.  The duration of a challenging freight rate environment will remain dependent on the number of additional new build orders that are not needed by the market. Scrapping/fleet removal trends need to be extrapolated further before an inflection point can be reached.

Euronav has taken progressive action in recent quarters via sale & leaseback, corporate bond and bank financing activity to ensure it is well positioned to navigate the next stage of the tanker cycle – to be strategically opportunistic whilst remaining exposed to any potential upside from an improved freight rate environment.

So far in the fourth quarter of 2017, the Euronav VLCC fleet operated in the Tankers International Pool has earned about 26,000 USD and 45% of the available days have been fixed. Euronav's Suezmax fleet trading on the spot market has earned about 16,000 USD per day on average with 56% of the available days fixed.

PRESS RELEASE Regulated information Tuesday 31 October 2017 – 8 a.m. CET ___________________________________________________

CONFERENCE CALL

Euronav will host a conference call at 8 a.m. EDT / 1 p.m. CET on Tuesday 31 October 2017 to discuss the results for the quarter.

The call will be a webcast with an accompanying slideshow. You can find details of this conference call below and on the "Investor Relations" page of the Euronav website at http://investors.euronav.com.

Webcast Information
Event Type:	Audio webcast with user-controlled slide presentation
Event Date:	31 October 2017
Event Time:	8 a.m. EDT / 1 p.m. CET
Event Title:	"Q3 2017 Earnings Conference Call"
Event Site/URL:	http://services.choruscall.com/links/euronav171031J37dUXTm.html

Telephone participants may avoid any delays by pre-registering for the call using the following link to receive a special dial-in number and PIN conference call registration link: http://dpregister.com/10113431. Pre-registration fields of information to be gathered: name, company, email.

Telephone participants located in the U.S. who are unable to pre-register may dial in to +1-877-328-5501 on the day of the call. Others may use the international dial-in number +1-412-317-5471.

A replay of the call will be available until 7 November 2017, beginning at 10 a.m. EDT / 3 p.m. CET on 31 October 2017. Telephone participants located in the U.S. can dial +1-877-344-7529. Others can dial +1-412-317-0088. Please reference the conference number 10113431.

*
*  *

PRESS RELEASE Regulated information Tuesday 31 October 2017 – 8 a.m. CET ___________________________________________________

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

PRESS RELEASE Regulated information Tuesday 31 October 2017 – 8 a.m. CET ___________________________________________________

*
*  *

Contact:
Mr. Brian Gallagher – Euronav Investor Relations
Tel: +44 20 7870 0436
Email: IR@euronav.com

Announcement of fourth quarter results 2017: Thursday, 25 January 2018

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 56 double hulled vessels being 1 V-Plus vessel, 30 VLCCs, 19 Suezmaxes, four Suezmaxes under construction and two FSO vessels (both owned in 50%-50% joint venture). The Company's vessels mainly fly Belgian, Greek, French and Marshall Island flags.

Regulated information within the meaning of the Royal Decree of 14 November 2007.

Condensed consolidated statement of financial position (unaudited)
(in thousands of USD)

	September 30, 2017	December 31, 2016
ASSETS

Non-current assets
Vessels	2,364,003	2,383,163
Assets under construction	50,634	86,136
Other tangible assets	676	777
Intangible assets	86	156
Receivables	173,916	183,914
Investments in equity accounted investees	29,221	18,413
Deferred tax assets	2,414	964

Total non-current assets	2,620,950	2,673,523

Current assets
Trade and other receivables	142,489	166,342
Current tax assets	136	357
Cash and cash equivalents	97,199	206,689

Total current assets	239,824	373,388

TOTAL ASSETS	2,860,774	3,046,911

EQUITY and LIABILITIES

Equity
Share capital	173,046	173,046
Share premium	1,215,227	1,215,227
Translation reserve	528	120
Treasury shares	(16,102)	(16,102)
Retained earnings	454,064	515,665

Equity attributable to owners of the Company	1,826,763	1,887,956

Non-current liabilities
Bank loans	697,375	966,443
Other notes	147,482	−
Other payables	553	533
Employee benefits	3,314	2,846
Provisions	−	38

Total non-current liabilities	848,724	969,860

Current liabilities
Trade and other payables	78,778	69,859
Current tax liabilities	39	−
Bank loans	47,361	119,119
Other borrowings	59,030	−
Provisions	79	117

Total current liabilities	185,287	189,095

TOTAL EQUITY and LIABILITIES	2,860,774	3,046,911

Condensed consolidated statement of profit and loss (unaudited)
(in thousands of USD except per share amounts)

	2017	2016
	Jan. 1 - Sep. 30, 2017	Jan. 1 - Sep. 30, 2016
Shipping income
Revenue	395,390	537,984
Gains on disposal of vessels/other tangible assets	20	13,821
Other operating income	3,882	5,533
Total shipping income	399,292	557,338

Operating expenses
Voyage expenses and commissions	(47,778)	(43,077)
Vessel operating expenses	(116,475)	(122,838)
Charter hire expenses	(23,329)	(14,794)
Loss on disposal of vessels/other tangible assets	(21,027)	(2)
Loss on disposal of investments in equity accounted investees	−	(24,150)
Depreciation tangible assets	(173,373)	(168,510)
Depreciation intangible assets	(72)	(75)
General and administrative expenses	(33,132)	(32,634)
Total operating expenses	(415,186)	(406,080)

RESULT FROM OPERATING ACTIVITIES	(15,894)	151,258

Finance income	5,258	3,465
Finance expenses	(36,662)	(32,218)
Net finance expenses	(31,404)	(28,753)

Share of profit (loss) of equity accounted investees (net of income tax)	28,029	31,558

PROFIT (LOSS) BEFORE INCOME TAX	(19,269)	154,063

Income tax benefit (expense)	1,297	(301)

PROFIT (LOSS) FOR THE PERIOD	(17,972)	153,762

Attributable to:
Owners of the company	(17,972)	153,762

Basic earnings per share	(0.11)	0.97
Diluted earnings per share	(0.11)	0.97

Weighted average number of shares (basic)	158,166,534	158,294,412
Weighted average number of shares (diluted)	158,295,721	158,491,433

Condensed consolidated statement of comprehensive income (unaudited)
(in thousands of USD)

	2017	2016
	Jan. 1 - Sep. 30, 2017	Jan. 1 - Sep. 30, 2016

Profit/(loss) for the period	(17,972)	153,762

Other comprehensive income, net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	−	−

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	408	350
Equity-accounted investees - share of other comprehensive income	483	925

Other comprehensive income, net of tax	891	1,275

Total comprehensive income for the period	(17,081)	155,037

Attributable to:
Owners of the company	(17,081)	155,037

Condensed consolidated statement of changes in equity (unaudited)
(in thousands of USD)

	Share capital	Share premium	Translation reserve	Treasury shares	Retained earnings	Capital and reserves	Other	Total equity

Balance at January 1, 2016	173,046	1,215,227	(50)	(12,283)	529,808	1,905,748	−	1,905,748

Profit (loss) for the period	−	−	−	−	153,762	153,762	−	153,762
Total other comprehensive income	−	−	350	−	925	1,275	−	1,275
Total comprehensive income	−	−	350	−	154,687	155,037	−	155,037

Transactions with owners of the company
Dividends to equity holders	−	−	−	−	(217,412)	(217,412)	−	(217,412)
Treasury shares	−	−	−	(3,819)	(2,338)	(6,157)	−	(6,157)
Equity-settled share-based payment	−	−	−	−	308	308	−	308
Total transactions with owners	−	−	−	(3,819)	(219,442)	(223,261)	−	(223,261)

Balance at September 30, 2016	173,046	1,215,227	300	(16,102)	465,053	1,837,524	−	1,837,524

	Share capital	Share premium	Translation reserve	Treasury shares	Retained earnings	Capital and reserves	Other	Total equity

Balance at January 1, 2017	173,046	1,215,227	120	(16,102)	515,665	1,887,956	−	1,887,956

Profit (loss) for the period	−	−	−	−	(17,972)	(17,972)	−	(17,972)
Total other comprehensive income	−	−	408	−	483	891	−	891
Total comprehensive income	−	−	408	−	(17,489)	(17,081)	−	(17,081)

Transactions with owners of the company
Dividends to equity holders	−	−	−	−	(44,349)	(44,349)	−	(44,349)
Equity-settled share-based payment	−	−	−	−	237	237	−	237
Total transactions with owners	−	−	−	−	(44,112)	(44,112)	−	(44,112)

Balance at September 30, 2017	173,046	1,215,227	528	(16,102)	454,064	1,826,763	−	1,826,763

Condensed consolidated statement of cash flows (unaudited)
(in thousands of USD)

	2017	2016
	Jan. 1 - Sep. 30, 2017	Jan. 1 - Sep. 30, 2016
Cash flows from operating activities
Profit (loss) for the period	(17,972)	153,762

Adjustments for:	195,933	176,136
Depreciation of tangible assets	173,373	168,510
Depreciation of intangible assets	72	75
Loss (gain) on disposal of investments in equity accounted investees	−	24,150
Provisions	(86)	(584)
Tax (benefits)/expenses	(1,297)	301
Share of profit of equity-accounted investees, net of tax	(28,029)	(31,558)
Net finance expense	31,404	28,753
(Gain)/loss on disposal of assets	21,017	(13,819)
Equity-settled share-based payment transactions	237	308
Amortization of deferred capital gain	(758)	−

Changes in working capital requirements	20,655	59,031
Change in cash guarantees	(47)	79
Change in trade receivables	12,767	1,958
Change in accrued income	(381)	14,896
Change in deferred charges	(6,128)	(3,880)
Change in other receivables	17,604	55,836
Change in trade payables	342	(1,177)
Change in accrued payroll	(294)	(337)
Change in accrued expenses	109	(2,425)
Change in deferred income	(3,806)	(5,931)
Change in other payables	50	(118)
Change in provisions for employee benefits	439	130

Income taxes paid during the period	107	(17)
Interest paid	(25,777)	(25,010)
Interest received	483	144
Dividends received from equity-accounted investees	1,250	1,778

Net cash from (used in) operating activities	174,679	365,824

Acquisition of vessels	(160,297)	(281,691)
Proceeds from the sale of vessels	20,790	38,016
Acquisition of other tangible assets	(103)	(154)
Acquisition of intangible assets	(1)	(18)
Proceeds from the sale of other (in)tangible assets	19	−
Loans from (to) related parties	26,500	22,047
Proceeds from capital decreases in joint ventures	−	3,737
Acquisition of subsidiaries, net of cash acquired	−	(6,755)

Net cash from (used in) investing activities	(113,092)	(224,818)

(Purchase of) Proceeds from sale of treasury shares	−	(6,157)
Proceeds from new borrowings	550,044	387,300
Repayment of borrowings	(681,438)	(367,960)
Transaction costs related to issue of loans and borrowings	(5,874)	−
Dividends paid	(34,645)	(194,764)

Net cash from (used in) financing activities	(171,913)	(181,581)

Net increase (decrease) in cash and cash equivalents	(110,326)	(40,575)

Net cash and cash equivalents at the beginning of the period	206,689	131,663
Effect of changes in exchange rates	836	(404)

Net cash and cash equivalents at the end of the period	97,199	90,684